Price-to-Earnings Ratio and Inflation

as of April 30, 2009

S&P 500, 1945–2010e

Over longer periods, the P/E multiple has tended to be higher when inflation is low, and vice versa


126x (2)
S&P 500 Reported P/E
S&P 500 Operating P/E
Consumer Price Index
Mean Reported P/E: 16.8x
Mean Operating P/E: 15.1x
(1)
50
40
30
20
10
0
-10
P/E based on 1-year forward estimate of reported earnings
1945
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005

(1) *December 2001 reported EPS (including write-offs) fell from $50 to $25, year over year, for a P/E of 47x.*

(2) *March 2009 reported EPS (including write-offs) fell from $60 to $7, year over year, for a 4/30 P/E of 126x. Operating EPS (which exclude write-offs) fell to $43, for a 4/30 operating P/E of 20x.*

Reported earnings include negative earnings. Estimated 1-year forward reported EPS= $29.48. Sources: U.S. Department of Labor, Standard & Poor's, Morgan Stanley. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Components of Equity Returns

Components of S&P 500 Returns: (1960–Q1 2009)


10%
8%
6%
4%
2%
0%
8.8%
3.4%
5.3%
0.1%
4.1%
Total Return
Dividend Yield
EPS Growth (Operating)
P/E Change (Operating)
Inflation

- Total return is a function of earnings growth, dividend yield and P/E multiple.
- Though currently depressed, earnings have been a large source of returns over time.
- Dividends have historically helped to offset inflation.

As of March 31, 2009, S&P 500 P/E is 19x, using 12-month operating earnings (before write-offs and one-time charges) of $42.98. Earnings for the most recent quarter include estimates.

Past performance is not indicative of future returns and actual results may differ materially from returns shown above. The annual growth rates and P/E ratio assumptions are for illustrative purposes only and do not reflect the performance of any Dodge & Cox Fund or account. Sources: Standard & Poor's, Bloomberg, Russell/Mellon Analytical Services. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.